EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-210531 on Form S-3 and Registration Statement No. 333-211150 on Form S-8 of our report dated February 13, 2019, relating to the consolidated financial statements and financial statement schedules of CNA Financial Corporation and subsidiaries (the “Company”), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2018 (which report expresses an unmodified opinion and includes an explanatory paragraph relating to a change in accounting principle for the recognition and measurement of equity securities).

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
February 13, 2019